SEC File Number: 0-25002
                                                          Cusip Nos. 962433 10 8
                                                                 and 962433 11 6

                                   FORM 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   (Check One)

            [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR
                        For Period Ended: April 29, 2000

                           [ ] Transition Report on Form 10-K
                           [ ] Transition Report on Form 20-F
                           [ ] Transition Report on Form 11-K
                           [ ] Transition Report on Form 10-Q
                           [ ] Transition Report on Form N-SAR
                           For the Transition Period Ended: N/A
                                                            ---

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     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:___________________


PART I - REGISTRANT INFORMATION

     Full Name of Registrant:   TELEHUBLINK CORPORATION
                                      -----------------------
     Former name if applicable: N/A
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     Address of Principal
     Executive Office (Street and Number): 24 NEW ENGLAND
                                           -----------------------------
                                           EXECUTIVE PARK
                                           -----------------------------
                                           BURLINGTON, MA  01803

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PART II - RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K[SB], Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q[SB], or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K[SB], 20-F, 11-K, 10-Q[SB], N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The principal factors for the delay were new financial management, the recent retention, as of March 24, 2000 of KPMG, LLP as its auditors which had, not only the normal audit work of an on-going operation, but also the addition of an acquisition that

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took place late in the fourth fiscal quarter. As a result of the year end audit work not being completed, the Registrant has not yet been able to finalize its Quarterly Report on Form 10-QSB for the period ended April 29, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     DOUGLAS A. MILLER         (781)          229-1102
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     (Name)                  (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

     The financial statements required in connection with the current report on Form 8-K filed on February 17, 2000 will be completed at the same time as the year end audited statement. The Registrant presently expects to file such financial statements and its Annual Report on Form 10-K for the year ended January 29, 2000 in the near future and to file its Quarterly Report on Form 10-QSB for the period ended April 29, 2000 promptly thereafter.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [X] Yes    [ ] No

Explanation of the anticipated changes:

     For the first quarter of fiscal 1999, the Registrant realized a small net loss. The Registrant anticipates that it will experience a significantly greater loss in the first quarter of fiscal 2000 primarily as a result of the Registrant's acquisition of an operating business on January 27, 2000. The Registrant is in the process of determining the amount of such change in its results of operations.

                             TELEHUBLINK CORPORATION
                    ----------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

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Date:  June 13, 2000                /s/ DOUGLAS A. MILLER
                                    ---------------------
                                    Douglas A. Miller
                                    Vice President of Finance

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